UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CLAYTON HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18418N107

(CUSIP Number)

Symphony Technology II GP, LLC

4015 Miranda Avenue

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC 01-0586867

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,244,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,244,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,244,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P. 01-0586852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,244,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,244,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,244,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 18418N107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,244,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,244,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,244,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)                                The reported securities are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”). Symphony Technology II GP, LLC (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner. Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP. By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above. Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Exhibit and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibit and Schedule

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”), of Clayton Holdings, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2 Corporate Drive, Shelton, Connecticut, 06484.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):  (1) Symphony Technology II GP, LLC, a Delaware limited liability company (“Symphony GP”), (2) Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”) and (3) Dr. Romesh Wadhwani (“Dr. Wadhwani”).  The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 99.1.  Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each managing member of Symphony GP (the “Managing Persons”).

(c) The principal business of Symphony is acting as a private investment fund engaged in purchasing, holding and selling investments for its own account.
The principal business of Symphony GP is acting as the sole general partner of Symphony. Dr. Wadhwani is the Managing Director of Symphony GP.
Dr. Wadhwani’s principal occupation is serving as the Managing Partner of Symphony Technology Group, LLC and Managing Member of Symphony GP.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Managing Persons, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Symphony GP and Symphony is organized under the laws of the State of Delaware. Dr. Wadhwani is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
In a series of transactions completed on October 3, 2007, Symphony acquired 1,244,996 shares of Common Stock for approximately $9,405,042 in investment capital.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment in the ordinary course of business, as they believed that the Shares, at market prices when acquired, were materially undervalued and represented an attractive investment opportunity.

The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of any such discussions, the Issuer's financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Persons may be deemed to beneficially own an aggregate of 1,244,996 shares of Common Stock (the “Shares”).

The Company has reported on its Quarterly Report on Form 10-Q for the period ended June 30, 2007, that there were 21,111,969 shares of Common Stock issued and outstanding as of July 31, 2007.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 5.9% of the outstanding shares of Common Stock as of July 31, 2007.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

(b) 1,244,996 shares of Common Stock are owned directly by Symphony.  Symphony GP controls the voting and disposition of the Shares through the account on Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the Shares held directly by Symphony.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

(c) The following chart reflects the transactions in the Shares effected by the Reporting Persons during the past sixty days, all of which were effected on the open market through various brokerage entities:

Name	Trade Date	Quantity	Price Per Share
Symphony	08/01/07	50,000	6.070
Symphony	08/13/07	100,000	6.020
Symphony	08/14/07	20,986	6.250
Symphony	08/15/07	50,000	6.651
Symphony	08/17/07	24,908	6.755

Symphony	08/21/07	2,200	6.800
Symphony	08/23/07	50,000	7.536
Symphony	08/24/07	46,448	7.483
Symphony	08/27/07	1,125	7.500
Symphony	08/28/07	36,374	7.595
Symphony	08/28/07	1,302	7.488
Symphony	08/29/07	49,648	7.600
Symphony	08/31/07	13,626	7.599
Symphony	09/10/07	100,000	7.910
Symphony	09/11/07	54,075	8.000
Symphony	09/12/07	16,795	8.000
Symphony	09/13/07	29,130	7.991
Symphony	09/17/07	100,000	8.000
Symphony	09/18/07	88,030	7.857
Symphony	09/19/07	11,970	8.000
Symphony	09/20/07	100,000	8.000
Symphony	09/24/07	30,819	7.666
Symphony	09/25/07	136,230	7.730
Symphony	09/26/07	63,588	7.962
Symphony	09/27/07	5,006	8.000
Symphony	09/28/07	18,103	8.000
Symphony	10/01/07	17,759	7.998
Symphony	10/03/07	26,874	8.000

(d) Not applicable.
(e) Not applicable.
Except as set forth above, to the knowledge of the Reporting Persons, none of the Managing Persons has beneficial ownership of any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Item 3, 4 and 5 of this Statement are incorporated herein by reference.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement dated October 5, 2007 by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P. and Dr. Romesh Wadhwani.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2007
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Member

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:Romesh Wadhwani

SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the managing members of Symphony Technology II GP, LLC are set forth below. If no address is given, the managing member’s principal business address is 4015 Miranda Avenue, Palo Alto, California 94304. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Symphony Technology Group, LLC.

Name and Business Address	Principal Occupation	Citizenship
Romesh Wadhwani	Managing Partner and CEO	United States
Herbert Hunt	Executive Vice President, Operations	United States
William Chisholm	Managing Director	United States
Michael Guthrie	Managing Director	United States

INDEX TO EXHIBITS

Exhibit Number	Document
99.1	Joint Filing Agreement dated October 5, 2007, by and among Symphony Technology II GP, LLC, Symphony Technology II-A, L.P. and Dr. Romesh Wadhwani.